SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                            OXIS INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   691-829-105
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                                 (CUSIP Number)

                                  Bryan R. Wood
                             Alta-Berkeley II, L.P.
                             Leidesplein 29, PS 1017
                           Amsterdam, The Netherlands
                                (44) 171-734-4884
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:
                                 Gregg F. Vignos
                          Pillsbury Madison & Sutro LLP
                                  P.O. Box 7880
                          San Francisco, CA 94120-7880
                                 (415) 983-1000


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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                                Page 1 of 9 Pages

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CUSIP No.  691-829-105
           -----------
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    1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS:          ALTA-BERKELEY II, L.P.

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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                                                                  (a) [ ]
                                                                       (b) [X]

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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                             OO

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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]

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    6   CITIZENSHIP OR PLACE OF ORGANIZATION         DELAWARE

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                        7  SOLE VOTING POWER         838,712 (see Items 2 and 5)
                           -----------------------------------------------------
       NUMBER OF

         SHARES         8  SHARED VOTING POWER       NONE
                           -----------------------------------------------------
      BENEFICIALLY

     OWNED BY EACH      9  SOLE DISPOSITIVE POWER    838,712 (see Items 2 and 5)
                           -----------------------------------------------------
       REPORTING

      PERSON WITH      10  SHARE DISPOSITIV POWER    NONE

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    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                        838,712 (see Items 2 and 5)

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    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                     [ ]

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    13  PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                  5.9% (see Item 5)

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    14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           PN
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                                Page 2 of 9 Pages

Item 1.  Security and Issuer.
-------  -------------------

         The class of equity securities to which this statement relates is the common stock, par value $.50 per share (the "Common Stock") of Oxis International, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6040 N. Cutter Circle, Suite 317, Portland, Oregon 97211-3935.


Item 2.  Identity and Background.
-------  -----------------------

         (a)-(b) The person filing this Schedule is Alta-Berkeley II, L.P., a Delaware limited partnership (the "Partnership"). The Partnership's principal business address is Leidesplein 29, PS 1017, Amsterdam, The Netherlands. The general partner of the Partnership is Alta Berkeley Associates, L.P., a Delaware limited partnership ("ABA"), whose principal address is the same as that of the Partnership. The general partner of ABA is Vencap International B.V. ("Vencap"), a Dutch company (besloten vennotschap), whose principal business address is the same as that of the Partnership and ABA.

         The principal business of the Partnership is the making of venture capital investments. The principal business of ABA is to manage and direct the investments of the Partnership and other investment funds for which ABA acts as general partner. The principal business of Vencap is to manage and direct the business and affairs of ABA.

         (c) Not applicable to this transaction.

         (d)-(e) At no time during the last five years was any of the Partnership, ABA or Vencap convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         The shares of Series C Preferred Stock which are the subject of this statement were acquired on May 9, 1996 by the Partnership in exchange for cancellation of indebtedness in the amount of $ 235,503. Please see response to
Item 4 for a more complete description of the transaction.


Item 4.  Purpose of Transaction.
-------  ----------------------

         The Partnership has acquired beneficial ownership of shares of Common Stock for the purpose of investment.

         Matters Arising Out of the Transaction
         --------------------------------------

         The Partnership is a venture capital limited partnership that invests primarily in European start-up companies. In August of 1989 the Partnership made a venture investment in Bioxytech S.A., a French company (societe anonyme) ("Bioxytech"), whereby it acquired a significant portion of the

                                Page 3 of 9 Pages
capital stock of Bioxytech. On September 7, 1994, in accordance with a Stock Purchase Agreement dated as of June 21, 1994 among the Issuer, Bioxytech and the Partnership, all of the outstanding shares of Bioxytech were exchanged for shares of the Issuer's Common Stock. As a result of such exchange Bioxytech became a wholly owned subsidiary of the Issuer and the Partnership became the owner of approximately 5.4% of the Common Stock. Through a series of offerings of Common Stock in which the Partnership did not participate, the Partnership's position was diluted down to approximately 4.0% of the Common Stock.

         In February 1995, the Issuer borrowed $ 235,503 from the Partnership and executed a promissory note to the Partnership for such amount. On May 9, 1996, this note was cancelled and returned to the Issuer by the Partnership in exchange for shares of the Issuer's Series C Preferred Stock which are convertible into a total of up to 287,938 shares of Common Stock.

         Except as set forth above, neither the Partnership, ABA, nor Vencap, has any present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

         (a) The Partnership owns directly 534,322 shares of Common Stock representing 4.0% of the 13,314,896 issued and outstanding shares of Common Stock. As a result of the transaction which is the subject of this statement, the Partnership acquired shares of the Issuer's Series C Preferred Stock which are convertible into a total of up to 287,938 shares of Common Stock. Because the Series C Preferred Stock is convertible at the Partnership's request, the Partnership is deemed to have beneficial ownership of the number of shares of Common Stock into which such shares of Series C Preferred Stock can be converted. In addition, the Partnership holds an option to acquire 16,452 shares of Common Stock. The Partnership is deemed to have beneficial ownership of the number of shares subject to the option. On a converted and fully diluted basis the Partnership would have beneficial ownership of approximately 4.0% of the Common Stock. However, if the Partnership converted its Series C Preferred Stock and exercised its option and if there were no other change in holdings of Common Stock by other stockholders, the Partnership would have beneficial ownership of 5.9% of the Common Stock then issued and outstanding.

         (b) Subject to the following sentence, the Partnership has the sole power to vote or direct the disposition of up to 838,712 shares of Common Stock. As a result of ABA's status as the general partner of the Partnership and Vencap's status as general partner of ABA, ABA and Vencap may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of up to 838,712 shares of Common Stock owned by the Partnership.

                                Page 4 of 9 Pages

         (c) As described in response to Item 4, in February 1995, the Issuer borrowed $ 235,503 from the Partnership and executed a promissory note to the Partnership for such amount. On May 9, 1996, this note was cancelled and returned to the Issuer by the Partnership in exchange for shares of the Issuer's Series C Preferred Stock which are convertible into a total of up to 287,938 shares of Common Stock.

         (d) No person other than the Reporting Persons herein have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

         (e) Not applicable.


Item 5.  Contracts Arrangements Understandings or Relationships with Respect
-------  -------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Except as set forth above, and except for the division of dividends, profits and losses among the limited partners of the Partnership pursuant to the Partnership's Agreement of Limited Partnership, neither the Partnership, ABA nor Vencap has any contract, arrangement, understanding or relationship (legal or otherwise) between themselves and any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 6.   Materials To Be Filed as Exhibits.
-------   ---------------------------------

         Exhibit A - Joint Filing Agreement.

                                Page 5 of 9 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated: December 21, 1996

                           Alta-Berkeley II, L.P., a Delaware limited partnership

                           By:    Alta Berkeley Associates, L.P.,
                                  a Delaware limited partnership
                                  Its General Partner

                           By: Vencap International B.V., a Dutch company as Managing General Partner



                                  /s/ BRYAN R. WOOD
                                  ----------------------------------------------
                                                Bryan R. Wood,
                                                Director

                                Page 6 of 9 Pages

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated: December 21, 1996

                           Alta Berkeley Associates, L.P.,
                           a Delaware limited partnership

                           By: Vencap International B.V., a Dutch company as Managing General Partner



                                  /s/ BRYAN R. WOOD
                                  ----------------------------------------------
                                                Bryan R. Wood,
                                                Director

                                  Page 7 of Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated: December 21, 1996

                           Vencap International B.V., a Dutch company



                           /s/ BRYAN R. WOOD
                           -----------------------------------------------------
                                                Bryan R. Wood,
                                                Director

                                Page 8 of 9 Pages

                                    EXHIBIT A
                                    ---------
                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 21st day of December, 1996.

                          Alta-Berkeley II, L.P., a Delaware limited partnership

                          By:    Alta Berkeley Associates, L.P.,
                                 a Delaware limited partnership
                                 Its General Partner

                          By: Vencap International B.V., a Dutch company as Managing General Partner

                                  /s/ BRYAN R. WOOD
                                 -----------------------------------------------
                                                Bryan R. Wood,
                                                Director

                          Alta Berkeley Associates, L.P.,
                          a Delaware limited partnership

                          By: Vencap International B.V., a Dutch company as Managing General Partner


                                  /s/ BRYAN R. WOOD
                                 -----------------------------------------------
                                                Bryan R. Wood,

                          Vencap International B.V., a Dutch company


                          /s/ BRYAN R. WOOD
                          ------------------------------------------------------
                                                Bryan R. Wood,
                                                Director

                                Page 9 of 9 Pages